No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2019

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On February 1, 2019, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 7, 2019

February 1, 2019

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE FISCAL NINE-MONTH PERIOD ENDED DECEMBER 31, 2018

Tokyo, February 1, 2019 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2018.

Third Quarter Results

Honda’s consolidated sales revenue for the fiscal third quarter ended December 31, 2018 totaled JPY 3,973.6 billion, approximately the same level compared to the same period last year, due mainly to increased sales revenue at motorcycle and financial services business operations, which was partially offset by the negative foreign currency translation effects. Operating profit for the quarter decreased by 40.2%, to JPY 170.1 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix as well as the increased selling, general and administrative expenses and the negative foreign currency effects, which was partially offset by continuing cost reduction. Profit before income taxes decreased by 34.6%, to JPY 226.9 billion from the same period last year. Profit for the period attributable to owners of the parent for the quarter decreased by 70.5%, to JPY 168.2 billion from the same period last year due mainly to the impacts of the enactment of the U.S. Tax Cuts and Jobs Act in the same period last year.

Earnings per share attributable to owners of the parent for the quarter amounted to JPY 95.61, a decrease of JPY 222.89 from the corresponding period last year. One Honda American Depository Share represents one common share.

Nine Months Results

Consolidated sales revenue for the nine months ended December 31, 2018 increased by 3.4%, to JPY 11,839.5 billion from the same period last year, due mainly to increased sales revenue in all business operations. Operating profit decreased by 3.2%, to JPY 684.0 billion from the same period last year, due mainly to increased in selling, general and administrative expenses as well as negative foreign currency effects, which was partially offset by continuing cost reduction and the loss related to the settlement of multidistrict class action litigation in the same period last year. Profit before income taxes decreased by 6.1%, to JPY 868.2 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 34.5%, to JPY 623.3 billion from the same period last year, due mainly to the impacts of the enactment of the U.S. Tax Cuts and Jobs Act in the same period last year.

Earnings per share attributable to owners of the parent for the period amounted to JPY 353.10, a decrease of JPY 176.29 from the same period last year.

Consolidated Statements of Financial Position for the Nine Months Ended December 31, 2018

Total assets increased by JPY 502.0 billion, to JPY 19,851.2 billion from March 31, 2018, mainly due to increased Receivables from financial services as well as foreign currency translation effects. Total liabilities increased by JPY 165.3 billion, to JPY 11,280.4 billion from March 31, 2018, mainly due to increased Financial liabilities and foreign currency translation effects despite a decrease in Trade payables. Total equity increased by JPY 336.6 billion, to JPY 8,570.7 billion from March 31, 2018 due mainly to an increase in Retained earnings attributable to Profit for the period, despite a decrease attributable to acquisition of the Company’s own shares.

Consolidated Statements of Cash Flows for the Nine Months Ended December 31, 2018

Consolidated cash and cash equivalents on December 31, 2018 decreased by JPY 62.4 billion from March 31, 2018, to JPY 2,194.0 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to JPY 498.6 billion of cash inflows. Cash inflows from operating activities decreased by JPY 123.9 billion from the same period last year, due mainly to increased payments for parts and raw materials, which was partially offset by increased cash received from customers.

Net cash used in investing activities amounted to JPY 496.1 billion of cash outflows. Cash outflows from investing activities increased by JPY 64.8 billion from the same period last year, due mainly to increased payments for acquisitions of other financial assets.

Net cash used in financing activities amounted to JPY 54.2 billion of cash outflows. Cash outflows from financing activities decreased by JPY 76.1 billion from the same period last year, due mainly to an increase in proceeds from financing liabilities, which was partially offset by an increase in repayments of financing liabilities and purchases of treasury stock.

Forecasts for the Fiscal Year Ending March 31, 2019

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2019, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2019

	Yen (billions)	Changes from FY 2018
Sales revenue	15,850.0	+3.2%
Operating profit	790.0	-5.2%
Profit before income taxes	1,010.0	-9.4%
Profit for the year	765.0	-32.2%
Profit for the year attributable to owners of the parent	695.0	-34.4%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	393.99

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 111 for the full year ending March 31, 2019.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2019 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 34.5
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 109.0
SG&A expenses	- 24.0
R&D expenses	- 42.0
Currency effect	- 160.0
Settlement of multidistrict class action litigation*	+ 53.7
Restitution income*	-14.7

Operating profit compared with fiscal year ended March 31, 2018	- 43.5

Share of profit of investments accounted for using the equity method	- 32.6
Finance income and finance costs	- 28.7

Profit before income taxes compared with fiscal year ended March 31, 2018	- 104.9

*	Litigation settlement and restitution income related to airbag inflator included in SG&A expenses in fiscal year 2018

Dividend per Share of Common Stock

Fiscal third quarter dividend is JPY 28 per share of common stock. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2019, is JPY 111 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

[1] Condensed Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2018	Dec. 31, 2018
Assets
Current assets:
Cash and cash equivalents	2,256,488	2,194,073
Trade receivables	800,463	688,213
Receivables from financial services	1,840,699	1,873,742
Other financial assets	213,177	229,189
Inventories	1,523,455	1,618,680
Other current assets	291,006	375,030

Total current assets	6,925,288	6,978,927

Non-current assets:
Investments accounted for using the equity method	679,517	666,587
Receivables from financial services	3,117,364	3,379,984
Other financial assets	436,555	477,449
Equipment on operating leases	4,088,133	4,330,434
Property, plant and equipment	3,062,433	2,972,261
Intangible assets	741,514	744,446
Deferred tax assets	129,338	134,763
Other non-current assets	169,022	166,350

Total non-current assets	12,423,876	12,872,274

Total assets	19,349,164	19,851,201

Liabilities and Equity
Current liabilities:
Trade payables	1,224,627	1,056,584
Financing liabilities	2,917,261	3,138,789
Accrued expenses	404,719	427,688
Other financial liabilities	115,405	133,109
Income taxes payable	53,595	50,062
Provisions	305,994	285,194
Other current liabilities	602,498	569,987

Total current liabilities	5,624,099	5,661,413

Non-current liabilities:
Financing liabilities	3,881,749	3,998,741
Other financial liabilities	60,005	61,342
Retirement benefit liabilities	404,401	399,540
Provisions	220,625	204,607
Deferred tax liabilities	629,722	645,765
Other non-current liabilities	294,468	309,030

Total non-current liabilities	5,490,970	5,619,025

Total liabilities	11,115,069	11,280,438

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,343
Treasury stock	(113,271)	(177,826)
Retained earnings	7,611,332	8,028,707
Other components of equity	178,292	178,249

Equity attributable to owners of the parent	7,933,538	8,286,540
Non-controlling interests	300,557	284,223

Total equity	8,234,095	8,570,763

Total liabilities and equity	19,349,164	19,851,201

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended December 31, 2017 and 2018

	Yen (millions)
	Three months ended Dec. 31, 2017	Three months ended Dec. 31, 2018
Sales revenue	3,957,123	3,973,655
Operating costs and expenses:
Cost of sales	(3,063,005)	(3,158,104)
Selling, general and administrative	(422,923)	(444,556)
Research and development	(186,619)	(200,848)

Total operating costs and expenses	(3,672,547)	(3,803,508)

Operating profit	284,576	170,147

Share of profit of investments accounted for using the equity method	54,512	51,403
Finance income and finance costs:
Interest income	11,381	12,848
Interest expense	(3,142)	(4,108)
Other, net	(430)	(3,363)

Total finance income and finance costs	7,809	5,377

Profit before income taxes	346,897	226,927
Income tax expense	242,871	(42,059)

Profit for the period	589,768	184,868

Profit for the period attributable to:
Owners of the parent	570,251	168,238
Non-controlling interests	19,517	16,630

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	318.50	95.61

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2017 and 2018

	Yen (millions)
	Three months ended Dec. 31, 2017	Three months ended Dec. 31, 2018
Profit for the period	589,768	184,868
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(24,210)	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	16,360	(26,131)
Share of other comprehensive income of investments accounted for using the equity method	2,450	(2,278)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	—	161
Exchange differences on translating foreign operations	18,673	(169,559)
Share of other comprehensive income of investments accounted for using the equity method	7,752	(6,168)

Total other comprehensive income, net of tax	21,025	(203,975)

Comprehensive income for the period	610,793	(19,107)

Comprehensive income for the period attributable to:
Owners of the parent	587,954	(28,313)
Non-controlling interests	22,839	9,206

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2017 and 2018

	Yen (millions)
	Nine months ended Dec. 31, 2017	Nine months ended Dec. 31, 2018
Sales revenue	11,446,418	11,839,500
Operating costs and expenses:
Cost of sales	(8,926,648)	(9,325,508)
Selling, general and administrative	(1,280,195)	(1,254,501)
Research and development	(532,843)	(575,486)

Total operating costs and expenses	(10,739,686)	(11,155,495)

Operating profit	706,732	684,005

Share of profit of investments accounted for using the equity method	189,723	169,631
Finance income and finance costs:
Interest income	30,194	36,172
Interest expense	(9,293)	(10,065)
Other, net	7,169	(11,492)

Total finance income and finance costs	28,070	14,615

Profit before income taxes	924,525	868,251
Income tax expense	82,396	(187,436)

Profit for the period	1,006,921	680,815

Profit for the period attributable to:
Owners of the parent	951,592	623,339
Non-controlling interests	55,329	57,476

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	529.39	353.10

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2017 and 2018

	Yen (millions)
	Nine months ended Dec. 31, 2017	Nine months ended Dec. 31, 2018
Profit for the period	1,006,921	680,815
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(24,210)	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	28,417	(25,697)
Share of other comprehensive income of investments accounted for using the equity method	2,352	(3,023)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	—	120
Exchange differences on translating foreign operations	104,807	29,817
Share of other comprehensive income of investments accounted for using the equity method	19,033	(23,918)

Total other comprehensive income, net of tax	130,399	(22,701)

Comprehensive income for the period	1,137,320	658,114

Comprehensive income for the period attributable to:
Owners of the parent	1,072,640	606,702
Non-controlling interests	64,680	51,412

[3] Condensed Consolidated Statements of Changes in Equity

As of and for the nine months ended December 31, 2017

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2017	86,067	171,118	(26,189)	6,712,894	351,406	7,295,296	274,330	7,569,626

Comprehensive income for the period
Profit for the period				951,592		951,592	55,329	1,006,921
Other comprehensive income, net of tax					121,048	121,048	9,351	130,399

Total comprehensive income for the period				951,592	121,048	1,072,640	64,680	1,137,320
Reclassification to retained earnings				(23,096)	23,096	—		—
Transactions with owners and other
Dividends paid				(129,764)		(129,764)	(40,002)	(169,766)
Purchases of treasury stock			(87,080)			(87,080)		(87,080)

Total transactions with owners and other			(87,080)	(129,764)		(216,844)	(40,002)	(256,846)

Balance as of December 31, 2017	86,067	171,118	(113,269)	7,511,626	495,550	8,151,092	299,008	8,450,100

As of and for the nine months ended December 31, 2018
	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2018	86,067	171,118	(113,271)	7,611,332	178,292	7,933,538	300,557	8,234,095
Effect of changes in accounting policy				(46,833)	(208)	(47,041)	6	(47,035)
Effect of hyperinflation				(9,454)	14,896	5,442		5,442

Adjusted balance as of April 1, 2018	86,067	171,118	(113,271)	7,555,045	192,980	7,891,939	300,563	8,192,502

Comprehensive income for the period
Profit for the period				623,339		623,339	57,476	680,815
Other comprehensive income, net of tax					(16,637)	(16,637)	(6,064)	(22,701)

Total comprehensive income for the period				623,339	(16,637)	606,702	51,412	658,114
Reclassification to retained earnings				(1,906)	1,906	—		—
Transactions with owners and other
Dividends paid				(144,983)		(144,983)	(65,039)	(210,022)
Purchases of treasury stock			(64,556)			(64,556)		(64,556)
Disposal of treasury stock			1			1		1
Share-based payment transactions		225				225		225

Total transactions with owners and other		225	(64,555)	(144,983)		(209,313)	(65,039)	(274,352)

Other changes				(2,788)		(2,788)	(2,713)	(5,501)

Balance as of December 31, 2018	86,067	171,343	(177,826)	8,028,707	178,249	8,286,540	284,223	8,570,763

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Nine months ended Dec. 31, 2017	Nine months ended Dec. 31, 2018
Cash flows from operating activities:
Profit before income taxes	924,525	868,251
Depreciation, amortization and impairment losses excluding equipment on operating leases	531,230	518,386
Share of profit of investments accounted for using the equity method	(189,723)	(169,631)
Finance income and finance costs, net	11,628	(68,087)
Interest income and interest costs from financial services, net	(96,331)	(92,655)
Changes in assets and liabilities
Trade receivables	57,230	105,991
Inventories	(104,753)	(105,008)
Trade payables	(72,579)	(85,229)
Accrued expenses	(39,806)	(34,658)
Provisions and retirement benefit liabilities	(79,965)	(22,445)
Receivables from financial services	(121,704)	(165,210)
Equipment on operating leases	(136,548)	(141,291)
Other assets and liabilities	(64,373)	(101,717)
Other, net	4,483	108
Dividends received	79,542	98,624
Interest received	184,581	201,325
Interest paid	(79,611)	(105,418)
Income taxes paid, net of refunds	(185,174)	(202,677)

Net cash provided by operating activities	622,652	498,659
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(318,457)	(316,581)
Payments for additions to and internally developed intangible assets	(112,706)	(136,115)
Proceeds from sales of property, plant and equipment and intangible assets	15,089	16,381
Payments for acquisitions of investments accounted for using the equity method	(2,450)	(2,401)
Payments for acquisitions of other financial assets	(188,995)	(449,654)
Proceeds from sales and redemptions of other financial assets	175,488	389,553
Other, net	719	2,649

Net cash used in investing activities	(431,312)	(496,168)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	5,723,203	6,085,890
Repayments of short-term financing liabilities	(5,537,683)	(5,865,684)
Proceeds from long-term financing liabilities	1,203,256	1,290,354
Repayments of long-term financing liabilities	(1,228,275)	(1,256,400)
Dividends paid to owners of the parent	(129,764)	(144,983)
Dividends paid to non-controlling interests	(39,392)	(61,786)
Purchases and sales of treasury stock, net	(87,080)	(64,555)
Other, net	(34,630)	(37,061)

Net cash provided by (used in) financing activities	(130,365)	(54,225)
Effect of exchange rate changes on cash and cash equivalents	43,534	(10,681)

Net change in cash and cash equivalents	104,509	(62,415)
Cash and cash equivalents at beginning of year	2,105,976	2,256,488

Cash and cash equivalents at end of period	2,210,485	2,194,073

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Changes in accounting policies

(a) IFRS 9 “Financial Instruments”

Honda was an early adopter of IFRS 9 “Financial Instruments” issued in November 2009, amended in October 2010 and November 2013 (“IFRS 9 (2013)”) prior to the year ended March 31, 2018 and has adopted IFRS 9 issued in July 2014 (“IFRS 9 (2014)”) with a date of initial application of April 1, 2018. The adoption of IFRS 9 (2014) resulted in changes in accounting policies primarily for classification and impairment of financial assets. IFRS 9 (2014) has an exemption allowing comparative information for prior periods not to be restated with respect to classification and measurement (including impairment) changes. Therefore, the comparative information has not been restated and continues to be reported under IFRS 9 (2013). Instead, the cumulative effect of adopting IFRS 9 (2014) was recognized in the opening balance of equity as of the date of initial application on April 1, 2018. The following are primary changes and corresponding impacts of adopting IFRS 9 (2014).

Classification of financial assets

Debt securities other than those classified into financial assets measured at amortized cost were classified into financial assets measured at fair value through profit or loss under IFRS 9 (2013). IFRS 9 (2014) newly established a classification in which financial assets are measured at fair value through other comprehensive income. Under IFRS 9 (2014), a financial asset shall be measured at fair value through other comprehensive income if both of the following conditions are met: 1) the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Honda has evaluated the business models within which financial assets are held and contractual terms of financial assets. As a result, Honda has reclassified debt securities such as government bonds and municipal bonds held by certain subsidiaries from the financial assets measured at fair value through profit or loss to financial assets measured at fair value through other comprehensive income as of April 1, 2018.

The impact of this reclassification is as follows:

	Yen (millions)
	Carrying amounts as of March 31, 2018 under IFRS 9 (2013)	Reclassification	Carrying amounts as of April 1, 2018 under IFRS 9 (2014)
Other financial assets:
Financial assets measured at fair value through profit or loss:
Debt securities	69,829	(14,376)	55,453
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	14,376	14,376

Impairment of financial assets

IFRS 9 (2014) replaced the incurred loss model under IAS 39 with the expected credit loss (ECL) model. The ECL model requires the allowance for credit losses to be measured at amounts equal to either lifetime ECL for those financial assets which have experienced a significant increase in credit risk (SICR) since initial recognition or 12-month ECL for financial assets which have not experienced a SICR. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

When determining whether credit risk has increased significantly, Honda assesses financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering relative changes in expected default rates since initial recognition.

The application of the ECL model resulted in an increase in the allowance for credit losses of JPY 4,599 million as of April 1, 2018, which is on receivables from financial services.

(b) IFRS 15 “Revenue from Contracts with Customers”

Honda has adopted IFRS 15 ”Revenue from Contracts with Customers” with a date of initial application of April 1, 2018 by recognizing the cumulative effect of initially applying this standard as an adjustment to the opening balance of equity at the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under the previous accounting policy.

Honda’s contracts with customers include promises to transfer goods or services without charges such as free inspections. Such promised goods or services are generally considered performance obligations and related sales revenue is deferred under IFRS 15, if it is deemed material, while such sales was recognized at contract inception under the previous accounting policy.

Further, under IFRS 15, dealer incentives are considered variable consideration when determining the transaction price and sales revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved, which results in higher deductions from sales revenue recognized when products are sold to dealers.

The impacts of adopting IFRS 15 on Honda’s condensed consolidated financial statements as of and for the nine months and the three months ended December 31, 2018 are as follows:

(Condensed Consolidated Statements of Financial Position)

As of December 31, 2018

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Assets
Current assets:
Cash and cash equivalents	2,194,073	—	2,194,073
Trade receivables	689,495	(1,282)	688,213
Receivables from financial services	1,873,742	—	1,873,742
Other financial assets	229,189	—	229,189
Inventories	1,618,680	—	1,618,680
Other current assets	374,224	806	375,030

Total current assets	6,979,403	(476)	6,978,927

Non-current assets:
Investments accounted for using the equity method	666,575	12	666,587
Receivables from financial services	3,379,984	—	3,379,984
Other financial assets	477,449	—	477,449
Equipment on operating leases	4,330,434	—	4,330,434
Property, plant and equipment	2,972,261	—	2,972,261
Intangible assets	744,446	—	744,446
Deferred tax assets	134,348	415	134,763
Other non-current assets	165,544	806	166,350

Total non-current assets	12,871,041	1,233	12,872,274

Total assets	19,850,444	757	19,851,201

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Liabilities and Equity
Current liabilities:
Trade payables	1,056,584	—	1,056,584
Financing liabilities	3,138,789	—	3,138,789
Accrued expenses	367,652	60,036	427,688
Other financial liabilities	133,109	—	133,109
Income taxes payable	50,062	—	50,062
Provisions	289,013	(3,819)	285,194
Other current liabilities	554,740	15,247	569,987

Total current liabilities	5,589,949	71,464	5,661,413

Non-current liabilities:
Financing liabilities	3,998,741	—	3,998,741
Other financial liabilities	61,342	—	61,342
Retirement benefit liabilities	399,540	—	399,540
Provisions	205,579	(972)	204,607
Deferred tax liabilities	662,934	(17,169)	645,765
Other non-current liabilities	307,814	1,216	309,030

Total non-current liabilities	5,635,950	(16,925)	5,619,025

Total liabilities	11,225,899	54,539	11,280,438

Equity:
Common stock	86,067	—	86,067
Capital surplus	171,343	—	171,343
Treasury stock	(177,826)	—	(177,826)
Retained earnings	8,081,616	(52,909)	8,028,707
Other components of equity	178,910	(661)	178,249

Equity attributable to owners of the parent	8,340,110	(53,570)	8,286,540
Non-controlling interests	284,435	(212)	284,223

Total equity	8,624,545	(53,782)	8,570,763

Total liabilities and equity	19,850,444	757	19,851,201

(Condensed Consolidated Statements of Income)

For the three months ended December 31, 2018

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Sales revenue	4,017,243	(43,588)	3,973,655
Operating costs and expenses:
Cost of sales	(3,158,630)	526	(3,158,104)
Selling, general and administrative	(444,354)	(202)	(444,556)
Research and development	(200,848)	—	(200,848)

Total operating costs and expenses	(3,803,832)	324	(3,803,508)

Operating profit	213,411	(43,264)	170,147

Share of profit of investments accounted for using the equity method	51,402	1	51,403
Finance income and finance costs:
Interest income	12,848	—	12,848
Interest expense	(4,108)	—	(4,108)
Other, net	(3,363)	—	(3,363)

Total finance income and finance costs	5,377	—	5,377

Profit before income taxes	270,190	(43,263)	226,927
Income tax expense	(53,099)	11,040	(42,059)

Profit for the period	217,091	(32,223)	184,868

Profit for the period attributable to:
Owners of the parent	200,315	(32,077)	168,238
Non-controlling interests	16,776	(146)	16,630
For the nine months ended December 31, 2018
	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Sales revenue	11,851,234	(11,734)	11,839,500
Operating costs and expenses:
Cost of sales	(9,327,471)	1,963	(9,325,508)
Selling, general and administrative	(1,255,114)	613	(1,254,501)
Research and development	(575,486)	—	(575,486)

Total operating costs and expenses	(11,158,071)	2,576	(11,155,495)

Operating profit	693,163	(9,158)	684,005

Share of profit of investments accounted for using the equity method	169,629	2	169,631
Finance income and finance costs:
Interest income	36,172	—	36,172
Interest expense	(10,065)	—	(10,065)
Other, net	(11,492)	—	(11,492)

Total finance income and finance costs	14,615	—	14,615

Profit before income taxes	877,407	(9,156)	868,251
Income tax expense	(189,703)	2,267	(187,436)

Profit for the period	687,704	(6,889)	680,815

Profit for the period attributable to:
Owners of the parent	629,606	(6,267)	623,339
Non-controlling interests	58,098	(622)	57,476

[B] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power Product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (S×S) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

1. Segment information based on products and services

For the three months ended December 31, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	499,117	2,849,328	523,558	85,120	3,957,123	—	3,957,123
Intersegment	—	52,085	3,572	8,362	64,019	(64,019)	—

Total	499,117	2,901,413	527,130	93,482	4,021,142	(64,019)	3,957,123

Segment profit (loss)	64,823	167,497	50,701	1,555	284,576	—	284,576

For the three months ended December 31, 2018
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	516,514	2,806,148	560,305	90,688	3,973,655	—	3,973,655
Intersegment	—	53,408	3,716	8,704	65,828	(65,828)	—

Total	516,514	2,859,556	564,021	99,392	4,039,483	(65,828)	3,973,655

Segment profit (loss)	69,537	41,228	60,374	(992)	170,147	—	170,147

As of and for the nine months ended December 31, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,517,766	8,087,128	1,595,750	245,774	11,446,418	—	11,446,418
Intersegment	—	131,939	10,633	18,625	161,197	(161,197)	—

Total	1,517,766	8,219,067	1,606,383	264,399	11,607,615	(161,197)	11,446,418

Segment profit (loss)	212,185	347,064	147,816	(333)	706,732	—	706,732

Segment assets	1,489,767	7,875,109	9,867,147	334,638	19,566,661	194,804	19,761,465
Depreciation and amortization	55,986	459,241	559,239	11,654	1,086,120	—	1,086,120
Capital expenditures	35,228	357,005	1,374,254	7,213	1,773,700	—	1,773,700
As of and for the nine months ended December 31, 2018
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,610,740	8,228,119	1,746,285	254,356	11,839,500	—	11,839,500
Intersegment	—	146,792	11,202	19,840	177,834	(177,834)	—

Total	1,610,740	8,374,911	1,757,487	274,196	12,017,334	(177,834)	11,839,500

Segment profit (loss)	246,711	262,734	176,746	(2,186)	684,005	—	684,005

Segment assets	1,437,358	7,749,612	9,944,099	327,153	19,458,222	392,979	19,851,201
Depreciation and amortization	49,304	455,477	583,184	10,871	1,098,836	—	1,098,836
Capital expenditures	46,708	363,963	1,468,846	9,540	1,889,057	—	1,889,057

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Unallocated corporate assets, included in reconciling items, amounted to JPY 523,929 million as of December 31, 2017 and JPY 654,744 million as of December 31, 2018 respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended December 31, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	557,410	2,114,553	148,354	926,136	210,670	3,957,123	—	3,957,123
Inter-geographic areas	600,637	123,255	69,242	180,876	1,452	975,462	(975,462)	—

Total	1,158,047	2,237,808	217,596	1,107,012	212,122	4,932,585	(975,462)	3,957,123

Operating profit (loss)	63,275	106,063	2,575	111,139	7,751	290,803	(6,227)	284,576

For the three months ended December 31, 2018
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	620,730	2,126,699	143,432	889,906	192,888	3,973,655	—	3,973,655
Inter-geographic areas	675,383	123,560	75,375	175,886	1,816	1,052,020	(1,052,020)	—

Total	1,296,113	2,250,259	218,807	1,065,792	194,704	5,025,675	(1,052,020)	3,973,655

Operating profit (loss)	43,382	49,996	1,311	93,162	2,120	189,971	(19,824)	170,147

As of and for the nine months ended December 31, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,612,740	6,060,094	473,183	2,686,496	613,905	11,446,418	—	11,446,418
Inter-geographic areas	1,628,595	375,822	166,646	496,432	4,720	2,672,215	(2,672,215)	—

Total	3,241,335	6,435,916	639,829	3,182,928	618,625	14,118,633	(2,672,215)	11,446,418

Operating profit (loss)	119,135	206,992	11,757	319,285	34,482	691,651	15,081	706,732

Assets	4,332,709	11,128,906	685,811	2,921,112	677,332	19,745,870	15,595	19,761,465
Non-current assets other than financial instruments and deferred tax assets	2,498,753	4,885,452	106,163	711,057	169,757	8,371,182	—	8,371,182
As of and for the nine months ended December 31, 2018
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,750,679	6,319,470	462,264	2,738,003	569,084	11,839,500	—	11,839,500
Inter-geographic areas	1,891,295	375,358	204,574	537,150	5,418	3,013,795	(3,013,795)	—

Total	3,641,974	6,694,828	666,838	3,275,153	574,502	14,853,295	(3,013,795)	11,839,500

Operating profit (loss)	85,496	213,839	8,582	343,271	32,745	683,933	72	684,005

Assets	4,510,933	11,104,584	664,122	2,891,842	610,717	19,782,198	69,003	19,851,201
Non-current assets other than financial instruments and deferred tax assets	2,617,310	4,694,949	90,489	665,401	145,342	8,213,491	—	8,213,491

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Unallocated corporate assets, included in reconciling items, amounted to JPY 523,929 million as of December 31, 2017 and JPY 654,744 million as of December 31, 2018 respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[C] Other

1. Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures were filed against Honda. The plaintiffs claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages.

Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict class action litigation. For the nine months ended December 31, 2017, Honda has reached a settlement with the plaintiffs of the multidistrict class action litigation in the United States. Honda recognized the settlement of JPY 53,739 million as selling, general and administrative expenses, which includes funds contributed to enhance airbag inflator recall activities. The final approval of the settlement from court was completed as July 31, 2018 (U.S. local time).

For the class action lawsuits and civil lawsuits other that the above, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

2. Reversal of impairment loss on investments accounted for using the equity method

For the nine months ended December 31, 2017, the Company recognized reversal of impairment losses of JPY 15,782 million, which had been previously recognized, on certain investments accounted for using the equity method mainly due to the recovery of quoted market values. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income.

For the nine months ended December 31, 2018, the Company did not recognize any significant reversal of impairment losses.

3. Impacts of the Enactment of the U.S. Tax Cuts and Jobs Act

The Tax Cuts and Jobs Act was enacted in the U.S. on December 22, 2017. Due to the Act, the federal corporate income tax rate in the U.S. applicable to the Company’s U.S. businesses was reduced from 35 percent to a blended corporate rate of 31.55 percent for the last fiscal year ending March 31, 2018 and to 21 percent from the fiscal year commencing on April 1, 2018.

Based on the reduction of the federal corporate income tax rate, the Company reevaluated deferred tax assets and liabilities in its U.S. consolidated subsidiaries. As a result, the Company had recognized impacts of the enactment of the Tax Cuts and Jobs Act, including a decrease in income tax expenses of JPY 346,129 million, in the third quarter of the fiscal year ending March 31, 2018.